Exhibit 99.1

Encana Corporation

Interim Condensed Consolidated Financial Statements

(unaudited)

For the period ended March 31, 2014

(U.S. Dollars)

First quarter report

for the period ended March 31, 2014

Condensed Consolidated Statement of Earnings (unaudited)

		Three Months Ended
		March 31,
($ millions, except per share amounts)		2014	2013
Revenues, Net of Royalties	(Note 3)	$1,892	$1,059
Expenses	(Note 3)
Production and mineral taxes		47	25
Transportation and processing		379	355
Operating		189	223
Purchased product		228	102
Depreciation, depletion and amortization		418	395
Accretion of asset retirement obligation	(Note 11)	13	14
Administrative	(Note 14)	102	95
Interest	(Note 5)	147	140
Foreign exchange (gain) loss, net	(Note 6)	224	102
Other		1	(4)

		1,748	1,447

Net Earnings (Loss) Before Income Tax		144	(388)
Income tax expense	(Note 7)	28	43

Net Earnings (Loss)		$116	$(431)

Net Earnings (Loss) per Common Share
Basic & Diluted	(Note 12)	$0.16	$(0.59)

Condensed Consolidated Statement of Comprehensive Income (unaudited)

		Three Months Ended
		March 31,
($ millions)		2014	2013
Net Earnings (Loss)		$116	$(431)
Other Comprehensive Income (Loss), Net of Tax
Foreign currency translation adjustment	(Note 13)	24	(19)
Pension and other post-employment benefit plans	(Notes 13,16)	—	3

Other Comprehensive Income (Loss)		24	(16)

Comprehensive Income (Loss)		$140	$(447)

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	1	Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Condensed Consolidated Balance Sheet (unaudited)

		As at	As at
		March 31,	December 31,
($ millions)		2014	2013
Assets
Current Assets
Cash and cash equivalents		$2,162	$2,566
Accounts receivable and accrued revenues		1,248	988
Risk management	(Note 18)	9	56
Income tax receivable		540	562
Deferred income taxes		187	118

		4,146	4,290
Property, Plant and Equipment, at cost:	(Note 8)
Natural gas and oil properties, based on full cost accounting
Proved properties		51,312	51,603
Unproved properties		929	1,068
Other		3,002	3,148

Property, plant and equipment		55,243	55,819
Less: Accumulated depreciation, depletion and amortization		(45,313)	(45,784)

Property, plant and equipment, net	(Note 3)	9,930	10,035
Cash in Reserve		7	10
Other Assets		510	526
Risk Management	(Note 18)	173	204
Deferred Income Taxes		826	939
Goodwill	(Note 3)	1,600	1,644

	(Note 3)	$17,192	$17,648

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$2,058	$1,895
Income tax payable		10	29
Risk management	(Note 18)	198	25
Current portion of long-term debt	(Note 9)	232	1,000
Deferred income taxes		2	3

		2,500	2,952
Long-Term Debt	(Note 9)	6,096	6,124
Other Liabilities and Provisions	(Note 10)	2,434	2,520
Risk Management	(Note 18)	39	5
Asset Retirement Obligation	(Note 11)	889	900

		11,958	12,501

Commitments and Contingencies	(Note 19)
Shareholders’ Equity
Share capital—authorized unlimited common shares, without par value
2014 issued and outstanding: 741.0 million shares (2013: 740.9 million shares)	(Note 12)	2,446	2,445
Paid in surplus		13	15
Retained earnings		2,067	2,003
Accumulated other comprehensive income	(Note 13)	708	684

Total Shareholders’ Equity		5,234	5,147

		$17,192	$17,648

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	2	Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Condensed Consolidated Statement of Changes in Shareholders’ Equity (unaudited)

					Accumulated
					Other	Total
		Share	Paid in	Retained	Comprehensive	Shareholders’
Three Months Ended March 31, 2014 ($ millions)		Capital	Surplus	Earnings	Income	Equity
Balance, December 31, 2013		$2,445	$15	$2,003	$684	$5,147
Share-Based Compensation	(Note 15)	—	(2)	—	—	(2)
Net Earnings (Loss)		—	—	116	—	116
Dividends on Common Shares	(Note 12)	—	—	(52)	—	(52)
Common Shares Issued Under Dividend Reinvestment Plan	(Note 12)	1	—	—	—	1
Other Comprehensive Income (Loss)	(Note 13)	—	—	—	24	24

Balance, March 31, 2014		$2,446	$13	$2,067	$708	$5,234

					Accumulated
					Other	Total
		Share	Paid in	Retained	Comprehensive	Shareholders’
Three Months Ended March 31, 2013 ($ millions)		Capital	Surplus	Earnings	Income	Equity
Balance, December 31, 2012		$2,354	$10	$2,261	$670	$5,295
Share-Based Compensation	(Note 15)	—	1	—	—	1
Net Earnings (Loss)		—	—	(431)	—	(431)
Common Shares Cancelled	(Note 12)	(2)	2	—	—	—
Dividends on Common Shares	(Note 12)	—	—	(147)	—	(147)
Other Comprehensive Income (Loss)	(Note 13)	—	—	—	(16)	(16)

Balance, March 31, 2013		$2,352	$13	$1,683	$654	$4,702

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	3	Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Condensed Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended
		March 31,
($ millions)		2014	2013
Operating Activities
Net earnings (loss)		$116	$(431)
Depreciation, depletion and amortization		418	395
Accretion of asset retirement obligation	(Note 11)	13	14
Deferred income taxes	(Note 7)	12	110
Unrealized (gain) loss on risk management	(Note 18)	285	385
Unrealized foreign exchange (gain) loss	(Note 6)	197	114
Other		53	(12)
Net change in other assets and liabilities		(9)	(22)
Net change in non-cash working capital		(142)	(215)

Cash From (Used in) Operating Activities		943	338

Investing Activities
Capital expenditures	(Note 3)	(511)	(715)
Acquisitions	(Note 4)	(23)	(22)
Proceeds from divestitures	(Note 4)	47	108
Cash in reserve		3	22
Net change in investments and other		38	153

Cash From (Used in) Investing Activities		(446)	(454)

Financing Activities
Repayment of long-term debt	(Note 9)	(770)	—
Dividends on common shares	(Note 12)	(51)	(147)
Capital lease payments and other financing arrangements		(24)	(2)

Cash From (Used in) Financing Activities		(845)	(149)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(56)	(36)

Increase (Decrease) in Cash and Cash Equivalents		(404)	(301)
Cash and Cash Equivalents, Beginning of Period		2,566	3,179

Cash and Cash Equivalents, End of Period		$2,162	$2,878

Cash, End of Period		$208	$132
Cash Equivalents, End of Period		1,954	2,746

Cash and Cash Equivalents, End of Period		$2,162	$2,878

See accompanying Notes to Condensed Consolidated Financial Statements

Encana Corporation	4	Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

1. Basis of Presentation

Encana Corporation and its subsidiaries (“Encana” or “the Company”) are in the business of the exploration for, the development of, and the production and marketing of natural gas, oil and natural gas liquids (“NGLs”). The term liquids is used to represent Encana’s oil, NGLs and condensate.

The interim Condensed Consolidated Financial Statements include the accounts of Encana and are presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The interim Condensed Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2013, except as noted below in Note 2. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim Condensed Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2013.

These unaudited interim Condensed Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented. Interim condensed consolidated financial results are not necessarily indicative of consolidated financial results expected for the fiscal year.

2. Recent Accounting Pronouncements

Changes in Accounting Policies and Practices

On January 1, 2014, Encana adopted the following accounting standards updates issued by the Financial Accounting Standards Board (“FASB”), which have not had a material impact on the Company’s interim Condensed Consolidated Financial Statements:

•	Accounting Standards Update 2013-04, “Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date”, clarifies guidance for the recognition, measurement and disclosure of liabilities resulting from joint and several liability arrangements. The amendments have been applied retrospectively.

•	Accounting Standards Update 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”, clarifies the applicable guidance for certain transactions that result in the release of the cumulative translation adjustment into net earnings. The amendments have been applied prospectively.

•	Accounting Standards Update 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, clarifies that a liability related to an unrecognized tax benefit or portions thereof should be presented as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward, except under specific situations. The amendments have been applied prospectively.

New Standards Issued Not Yet Adopted

As of January 1, 2015, Encana will be required to adopt Accounting Standards Update 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”, which amends the criteria and expands the disclosures for reporting discontinued operations. Under the new criteria, only disposals representing a strategic shift in operations would qualify as a discontinued operation. The amendments will be applied prospectively and are not expected to have a material impact on the Company’s Consolidated Financial Statements.

Encana Corporation	5	Notes to Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information

Encana’s reportable segments are determined based on the Company’s operations and geographic locations as follows:

•	Canadian Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the Canadian cost centre.

•	USA Operations includes the exploration for, development of, and production of natural gas, oil and NGLs and other related activities within the U.S. cost centre.

•	Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are reported in the Canadian and USA Operations. Market optimization activities include third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment. Market Optimization sells substantially all of the Company’s upstream production to third party customers. Transactions between segments are based on market values and are eliminated on consolidation.

Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once the instruments are settled, the realized gains and losses are recorded in the reporting segment to which the derivative instrument relates.

Encana Corporation	6	Notes to Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Results of Operations (For the three months ended March 31)

Segment and Geographic Information

	Canadian Operations		USA Operations		Market Optimization
	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties	$1,193	$643	$713	$662	$244	$117
Expenses
Production and mineral taxes	5	2	42	23	—	—
Transportation and processing	215	172	163	184	—	—
Operating	92	103	74	112	13	1
Purchased product	—	—	—	—	228	102

	881	366	434	343	3	14
Depreciation, depletion and amortization	172	151	212	208	3	3

	$709	$215	$222	$135	$—	$11

	Corporate & Other		Consolidated
	2014	2013	2014	2013
Revenues, Net of Royalties	$(258)	$(363)	$1,892	$1,059
Expenses
Production and mineral taxes	—	—	47	25
Transportation and processing	1	(1)	379	355
Operating	10	7	189	223
Purchased product	—	—	228	102

	(269)	(369)	1,049	354
Depreciation, depletion and amortization	31	33	418	395

	$(300)	$(402)	631	(41)

Accretion of asset retirement obligation			13	14
Administrative			102	95
Interest			147	140
Foreign exchange (gain) loss, net			224	102
Other			1	(4)

			487	347

Net Earnings (Loss) Before Income Tax			144	(388)
Income tax expense			28	43

Net Earnings (Loss)			$116	$(431)

Intersegment Information

	Market Optimization
	Marketing Sales		Upstream Eliminations		Total
	2014	2013	2014	2013	2014	2013
Revenues, Net of Royalties	$2,227	$1,350	$(1,983)	$(1,233)	$244	$117
Expenses
Transportation and processing	127	127	(127)	(127)	—	—
Operating	25	12	(12)	(11)	13	1
Purchased product	2,070	1,189	(1,842)	(1,087)	228	102

Operating Cash Flow	$5	$22	$(2)	$(8)	$3	$14

Encana Corporation	7	Notes to Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

3. Segmented Information (continued)

Capital Expenditures

	Three Months Ended March 31,
	2014	2013
Canadian Operations	$281	$409
USA Operations	226	283
Market Optimization	1	—
Corporate & Other	3	23

	$511	$715

Goodwill, Property, Plant and Equipment and Total Assets by Segment

	Goodwill		Property, Plant and Equipment		Total Assets
	As at		As at		As at
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2014	2013	2014	2013	2014	2013
Canadian Operations	$1,127	$1,171	$2,706	$2,728	$4,543	$4,452
USA Operations	473	473	5,145	5,127	6,432	6,350
Market Optimization	—	—	85	91	175	161
Corporate & Other	—	—	1,994	2,089	6,042	6,685

	$1,600	$1,644	$9,930	$10,035	$17,192	$17,648

4. Acquisitions and Divestitures

	Three Months Ended March 31,
	2014	2013
Acquisitions
Canadian Operations	$2	$16
USA Operations	21	6

Total Acquisitions	23	22

Divestitures
Canadian Operations	(32)	(98)
USA Operations	(14)	(10)
Corporate & Other	(1)	—

Total Divestitures	(47)	(108)

Net Acquisitions & (Divestitures)	$(24)	$(86)

Acquisitions

For the three months ended March 31, 2014, acquisitions in the Canadian and USA Operations totaled $23 million (2013 - $22 million), which primarily included land and property purchases with oil and liquids rich production potential.

Divestitures

For the three months ended March 31, 2014, divestitures were $32 million (2013 - $98 million) in the Canadian Operations and $14 million (2013 - $10 million) in the USA Operations, which primarily included the sale of land and properties that do not complement Encana’s existing portfolio of assets.

Amounts received from the divestiture transactions have been deducted from the respective Canadian and U.S. full cost pools.

Encana Corporation	8	Notes to Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

5. Interest

	Three Months Ended March 31,
	2014	2013
Interest Expense on:
Debt	$112	$115
The Bow office building	19	17
Capital leases	9	1
Other	7	7

	$147	$140

Interest on The Bow office building, capital leases and other were previously reported together in other interest expense in 2013.

6. Foreign Exchange (Gain) Loss, Net

	Three Months Ended March 31,
	2014	2013
Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$204	$120
Translation of U.S. dollar risk management contracts issued from Canada	(7)	(6)

	197	114
Foreign Exchange on Intercompany Transactions	26	—
Other Monetary Revaluations and Settlements	1	(12)

	$224	$102

7. Income Taxes

	Three Months Ended March 31,
	2014	2013
Current Tax
Canada	$7	$(73)
United States	3	—
Other Countries	6	6

Total Current Tax Expense (Recovery)	16	(67)

Deferred Tax
Canada	4	84
United States	2	51
Other Countries	6	(25)

Total Deferred Tax Expense	12	110

	$28	$43

Encana’s interim income tax expense is determined using an estimated annual effective income tax rate applied to year-to-date net earnings before income tax plus the effect of legislative changes and amounts in respect of prior periods. The estimated annual effective income tax rate is impacted by the expected annual earnings, statutory rate and other foreign differences, non-taxable capital gains and losses, tax differences on divestitures and transactions and partnership tax allocations in excess of funding.

Encana Corporation	9	Notes to Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

8. Property, Plant and Equipment, Net

	As at March 31, 2014			As at December 31, 2013
	Cost	Accumulated DD&A (1)	Net	Cost	Accumulated DD&A (1)	Net
Canadian Operations
Proved properties	$24,338	$(22,318)	$2,020	$25,003	$(23,012)	$1,991
Unproved properties	577	—	577	598	—	598
Other	109	—	109	139	—	139

	25,024	(22,318)	2,706	25,740	(23,012)	2,728

USA Operations
Proved properties	26,900	(22,290)	4,610	26,529	(22,074)	4,455
Unproved properties	352	—	352	470	—	470
Other	183	—	183	202	—	202

	27,435	(22,290)	5,145	27,201	(22,074)	5,127

Market Optimization	215	(130)	85	223	(132)	91
Corporate & Other	2,569	(575)	1,994	2,655	(566)	2,089

	$55,243	$(45,313)	$9,930	$55,819	$(45,784)	$10,035

(1)	Depreciation, depletion and amortization.

Canadian Operations and USA Operations property, plant and equipment include internal costs directly related to exploration, development and construction activities of $101 million which have been capitalized during the three months ended March 31, 2014 (2013 - $96 million). Included in Corporate and Other are $74 million ($71 million as at December 31, 2013) of international property costs, which have been fully impaired.

Capital Lease Arrangements

The Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and an offshore production platform.

In December 2013, Encana commenced commercial operations at its Deep Panuke facility located offshore Nova Scotia following successful completion of the Production Field Centre (“PFC”) and issuance of the Production Acceptance Notice. As at March 31, 2014, Canadian Operations property, plant and equipment and total assets include the PFC, which is under a capital lease totaling $516 million ($536 million as at December 31, 2013).

As at March 31, 2014, the total carrying value of assets under capital lease was $637 million ($683 million as at December 31, 2013).

Liabilities for the capital lease arrangements are included in other liabilities and provisions in the Condensed Consolidated Balance Sheet and are disclosed in Note 10.

Other Arrangement

As at March 31, 2014, Corporate and Other property, plant and equipment and total assets include Encana’s accumulated costs to date of $1,556 million ($1,617 million as at December 31, 2013) related to The Bow office building, which is under a 25-year lease agreement. The Bow asset is being depreciated over the 60-year estimated life of the building. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized as disclosed in Note 10.

Encana Corporation	10	Notes to Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

9. Long-Term Debt

	C$ Principal Amount	As at March 31, 2014	As at December 31, 2013
Canadian Dollar Denominated Debt
5.80% due January 18, 2018	$750	$679	$705

U.S. Dollar Denominated Debt
5.80% due May 1, 2014		232	1,000
5.90% due December 1, 2017		700	700
6.50% due May 15, 2019		500	500
3.90% due November 15, 2021		600	600
8.125% due September 15, 2030		300	300
7.20% due November 1, 2031		350	350
7.375% due November 1, 2031		500	500
6.50% due August 15, 2034		750	750
6.625% due August 15, 2037		500	500
6.50% due February 1, 2038		800	800
5.15% due November 15, 2041		400	400

		5,632	6,400

Total Principal		6,311	7,105
Increase in Value of Debt Acquired		38	40
Debt Discounts		(21)	(21)
Current Portion of Long-Term Debt		(232)	(1,000)

		$6,096	$6,124

Long-term debt is accounted for at amortized cost using the effective interest method of amortization. As at March 31, 2014, total long-term debt had a carrying value of $6,328 million and a fair value of $7,257 million (as at December 31, 2013—carrying value of $7,124 million and a fair value of $7,805 million). The estimated fair value of long-term borrowings is categorized within Level 2 of the fair value hierarchy and has been determined based on market information, or by discounting future payments of interest and principal at interest rates expected to be available to the Company at period end.

On February 28, 2014, Encana announced a cash tender offer and consent solicitation for any or all of the Company’s outstanding $1,000 million 5.80 percent notes with a maturity date of May 1, 2014. The Company paid $1,004.59 for each $1,000 principal amount of the notes plus accrued and unpaid interest up to, but not including, the settlement date and a consent payment equal to $2.50 per $1,000 principal amount of the notes.

On March 28, 2014, the tender offer and consent solicitation expired and on March 31, 2014, Encana paid the consenting note holders an aggregate of approximately $792 million in cash reflecting a $768 million principal debt repayment, $2 million for the consent payment and $22 million of accrued and unpaid interest (See Note 20).

10. Other Liabilities and Provisions

	As at March 31, 2014	As at December 31, 2013
The Bow Office Building (See Note 8)	$1,567	$1,631
Capital Lease Obligations (See Note 8)	511	544
Unrecognized Tax Benefits	128	133
Pensions and Other Post-Employment Benefits	113	110
Long-Term Incentives	72	58
Other	43	44

	$2,434	$2,520

Long-term incentives was previously reported with other in 2013.

Encana Corporation	11	Notes to Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

10. Other Liabilities and Provisions (continued)

The Bow Office Building

As described in Note 8, Encana has recognized the accumulated costs for The Bow office building, which is under a 25-year lease agreement. At the conclusion of the 25-year term, the remaining asset and corresponding liability are expected to be derecognized. Encana has also subleased part of The Bow office space to a subsidiary of Cenovus Energy Inc. (“Cenovus”). The total undiscounted future payments related to the lease agreement and the total undiscounted future amounts expected to be recovered from the Cenovus sublease are outlined below.

(undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total
Expected future lease payments	$63	$84	$85	$86	$86	$1,821	$2,225

Sublease recoveries	$(31)	$(42)	$(42)	$(42)	$(43)	$(903)	$(1,103)

Capital Lease Obligations

As described in Note 8, the Company has several lease arrangements that are accounted for as capital leases, including an office building, equipment and an offshore production platform.

The PFC commenced commercial operations in December 2013. Accordingly, Encana derecognized the asset under construction and related liability and recorded the PFC as a capital lease asset with a corresponding capital lease obligation. Under the lease contract, Encana has a purchase option and the option to extend the lease for 12 one-year terms at fixed prices after the initial lease term expires in 2021. As a result, the lease contract qualifies as a variable interest and the related leasing entity qualifies as a variable interest entity (“VIE”). Encana is not the primary beneficiary of the VIE as the Company does not have the power to direct the activities that most significantly impact the VIE’s economic performance. Encana is not required to provide any financial support or guarantees to the lease entity and its affiliates, other than the contractual payments under the lease and operating contracts.

The total expected future lease payments related to the Company’s capital lease obligations are outlined below.

	2014	2015	2016	2017	2018	Thereafter	Total
Expected future lease payments	$70	$93	$93	$94	$94	$315	$759
Less amounts representing interest	28	35	31	28	23	46	191

Present value of expected future lease payments	$42	$58	$62	$66	$71	$269	$568

11. Asset Retirement Obligation

	As at March 31, 2014	As at December 31, 2013
Asset Retirement Obligation, Beginning of Year	$966	$969
Liabilities Incurred	9	38
Liabilities Settled	(8)	(126)
Change in Estimated Future Cash Outflows	—	68
Accretion Expense	13	53
Foreign Currency Translation	(17)	(36)

Asset Retirement Obligation, End of Period	$963	$966

Current Portion	$74	$66
Long-Term Portion	889	900

	$963	$966

Encana Corporation	12	Notes to Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

12. Share Capital

Authorized

The Company is authorized to issue an unlimited number of no par value common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

Issued and Outstanding

	As at		As at
	March 31, 2014		December 31, 2013
	Number (millions)	Amount	Number (millions)	Amount
Common Shares Outstanding, Beginning of Year	740.9	$2,445	736.3	$2,354
Common Shares Cancelled	—	—	(0.8)	(2)
Common Shares Issued Under Dividend Reinvestment Plan	0.1	1	5.4	93

Common Shares Outstanding, End of Period	741.0	$2,446	740.9	$2,445

During the three months ended March 31, 2014, Encana issued 54,472 common shares totaling $1 million under the Company’s dividend reinvestment plan (“DRIP”). During the twelve months ended December 31, 2013, Encana issued 5,385,845 common shares totaling $93 million under the Company’s DRIP.

During the twelve months ended December 31, 2013, Encana cancelled 767,327 common shares reserved for issuance to shareholders upon exchange of predecessor companies’ shares. In accordance with the terms of the merger agreement which formed Encana, shares which remained unexchanged were extinguished. Accordingly, the weighted average book value of the common shares extinguished of $2 million was transferred to paid in surplus.

Dividends

During the three months ended March 31, 2014, Encana paid dividends of $0.07 per common share totaling $52 million (2013—$0.20 per common share totaling $147 million), which included $1 million in common shares issued in lieu of cash dividends under the Company’s DRIP as disclosed above.

Earnings Per Common Share

The following table presents the computation of net earnings per common share:

	Three Months Ended March 31,
(millions, except per share amounts)	2014	2013
Net Earnings (Loss)	$116	$(431)
Number of Common Shares:
Weighted average common shares outstanding - Basic	741.0	736.2
Effect of dilutive securities	—	—

Weighted average common shares outstanding - Diluted	741.0	736.2

Net Earnings (Loss) per Common Share
Basic	$0.16	$(0.59)
Diluted	$0.16	$(0.59)

Encana Stock Option Plan

Encana has share-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices are not less than the market value of the common shares on the date the options are granted. All options outstanding as at March 31, 2014 have associated Tandem Stock Appreciation Rights (“TSARs”) attached. In lieu of exercising the option, the associated TSARs give the option holder the right to receive a cash payment equal to the excess of the market price of Encana’s common shares at the time of the exercise over the original grant price.

Encana Corporation	13	Notes to Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

12. Share Capital (continued)

Encana Stock Option Plan (continued)

In addition, certain stock options granted are performance-based whereby vesting is also subject to Encana attaining prescribed performance relative to predetermined key measures. Historically, most holders of options with TSARs have elected to exercise their stock options as a Stock Appreciation Right (“SAR”) in exchange for a cash payment. As a result, Encana does not consider outstanding TSARs to be potentially dilutive securities.

Encana Restricted Share Units (“RSUs”)

Encana has a share-based compensation plan whereby eligible employees are granted RSUs. An RSU is a conditional grant to receive an Encana common share, or the cash equivalent, as determined by Encana, upon vesting of the RSUs and in accordance with the terms of the RSU Plan and Grant Agreement. The Company intends to settle vested RSUs in cash on the vesting date. As a result, Encana does not consider RSUs to be potentially dilutive securities.

Encana Share Units Held by Cenovus Employees

On November 30, 2009, Encana completed a corporate reorganization to split into two independent publicly traded energy companies—Encana Corporation and Cenovus Energy Inc. (the “Split Transaction”). In conjunction with the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. Share units include TSARs, Performance TSARs, SARs, and Performance SARs. The terms and conditions of the share units are similar to the terms and conditions of the original share units.

With respect to the Encana share units held by Cenovus employees and the Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus are based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Notes 15 and 17). There is no impact on Encana’s net earnings for the share units held by Cenovus employees. TSARs held by Cenovus employees will expire by December 2014.

Cenovus employees may exercise Encana TSARs in exchange for Encana common shares. As at March 31, 2014, there were 0.1 million Encana TSARs with a weighted average exercise price of C$30.38 held by Cenovus employees, which were outstanding and exercisable.

13. Accumulated Other Comprehensive Income

	Three Months Ended March 31,
	2014	2013
Foreign Currency Translation Adjustment
Balance, Beginning of Year	$693	$739
Current Period Change in Foreign Currency Translation Adjustment	24	(19)

Balance, End of Period	$717	$720

Pension and Other Post-Employment Benefit Plans
Balance, Beginning of Year	$(9)	$(69)
Reclassification of Net Actuarial (Gains) and Losses to Net Earnings (See Note 16)	—	4
Income Taxes	—	(1)

Balance, End of Period	$(9)	$(66)

Total Accumulated Other Comprehensive Income	$708	$654

Encana Corporation	14	Notes to Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

14. Restructuring Charges

In November 2013, Encana announced its plans to align the organizational structure in support of the Company’s strategy. For the three months ended March 31, 2014, Encana has incurred restructuring charges totaling $15 million relating primarily to severance costs, which are included in administrative expenses in the Company’s Condensed Consolidated Statement of Earnings. Of the $103 million in restructuring charges incurred to date, $10 million remains accrued as at March 31, 2014 ($65 million as at December 31, 2013). Total charges associated with the restructuring are anticipated to be complete in 2015 and are expected to be approximately $130 million before tax.

15. Compensation Plans

Encana has a number of compensation arrangements under which the Company awards various types of long-term incentive grants to eligible employees. These primarily include TSARs, Performance TSARs, SARs, Performance SARs, Performance Share Units (“PSUs”), Deferred Share Units (“DSUs”) and RSUs. These compensation arrangements are share-based.

Encana accounts for TSARs, Performance TSARs, SARs, Performance SARs, PSUs and RSUs held by Encana employees as cash-settled share-based payment transactions and, accordingly, accrues compensation costs over the vesting period based on the fair value of the rights determined using the Black-Scholes-Merton and other fair value models.

As at March 31, 2014, the following weighted average assumptions were used to determine the fair value of the share units held by Encana employees:

	Encana US$ Share Units		Encana C$ Share Units		Cenovus C$ Share Units
Risk Free Interest Rate		1.07%		1.07%		1.07%
Dividend Yield		1.31%		1.31%		3.33%
Expected Volatility Rate		33.24%		30.51%		26.99%
Expected Term		1.9 yrs		2.2 yrs		0.2 yrs
Market Share Price	US$	21.38	C$	23.61	C$	31.97

The Company has recognized the following share-based compensation costs:

	Three Months Ended
	March 31,
	2014	2013
Compensation Costs of Transactions Classified as Cash-Settled	$72	$16
Compensation Costs of Transactions Classified as Equity-Settled (1)	(2)	1

Total Share-Based Compensation Costs	70	17
Less: Total Share-Based Compensation Costs Capitalized	(26)	(4)

Total Share-Based Compensation Expense	$44	$13

Recognized on the Condensed Consolidated Statement of Earnings in:
Operating expense	$20	$5
Administrative expense	24	8

	$44	$13

(1)	RSUs may be settled in cash or equity as determined by Encana. The Company’s decision to cash settle RSUs was made subsequent to the original grant date.

As at March 31, 2014, the liability for share-based payment transactions totaled $200 million, of which $128 million is recognized in accounts payable and accrued liabilities.

	As at	As at
	March 31,	December 31,
	2014	2013
Liability for Cash-Settled Share-Based Payment Transactions:
Unvested	$116	$121
Vested	84	48

	$200	$169

Encana Corporation	15	Notes to Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

15. Compensation Plans (continued)

The following units were granted primarily in conjunction with the Company’s February annual long-term incentive award. The TSARs and SARs were granted at the market price of Encana’s common shares on the grant date.

Three Months Ended March 31, 2014 (thousands of units)
TSARs	5,016
SARs	2,668
PSUs	620
DSUs	136
RSUs	4,416

16. Pension and Other Post-Employment Benefits

The Company has recognized total benefit plans expense which includes pension benefits and other post-employment benefits (“OPEB”) for the three months ended March 31 as follows:

	Pension Benefits		OPEB		Total
	2014	2013	2014	2013	2014	2013
Defined Benefit Plan Expense	$—	$5	$3	$5	$3	$10
Defined Contribution Plan Expense	8	10	—	—	8	10

Total Benefit Plans Expense	$8	$15	$3	$5	$11	$20

Of the total benefit plans expense, $8 million (2013—$16 million) was included in operating expense and $3 million (2013—$4 million) was included in administrative expense.

The defined periodic pension and OPEB expense for the three months ended March 31 are as follows:

	Pension Benefits		OPEB		Total
	2014	2013	2014	2013	2014	2013
Current service costs	$1	$2	$2	$4	$3	$6
Interest cost	3	3	1	1	4	4
Expected return on plan assets	(4)	(4)	—	—	(4)	(4)
Amounts reclassified from accumulated other comprehensive income:
Amortization of net actuarial (gains) and losses	—	4	—	—	—	4

Total Defined Benefit Plan Expense	$—	$5	$3	$5	$3	$10

The amounts recognized in other comprehensive income for the three months ended March 31 are as follows:

	Pension Benefits		OPEB		Total
	2014	2013	2014	2013	2014	2013
Total Amounts Recognized in Other
Comprehensive (Income) Loss, Before Tax	$—	$(4)	$—	$—	$—	$(4)

Total Amounts Recognized in Other
Comprehensive (Income) Loss, After Tax	$—	$(3)	$—	$—	$—	$(3)

Encana Corporation	16	Notes to Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17. Fair Value Measurements

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as disclosed below. The fair value of cash in reserve approximates its carrying amount due to the nature of the instrument held.

Recurring fair-value measurements are performed for risk management assets and liabilities and for share units resulting from the Split Transaction, which are discussed further in Notes 18 and 12, respectively. These items are carried at fair value in the Condensed Consolidated Balance Sheet and are classified within the three levels of the fair value hierarchy in the tables below. There have been no transfers between the hierarchy levels during the period.

As at March 31, 2014	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (3)	Carrying Amount
Risk Management
Risk Management Assets
Current	$—	$62	$—	$62	$(53)	$9
Long-term	—	173	—	173	—	173
Risk Management Liabilities
Current	1	247	3	251	(53)	198
Long-term	—	35	4	39	—	39
Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees (1)	$—	$—	$—	$—	$—	$—
Cenovus Share Units Held by Encana Employees Accounts payable and accrued liabilities (2)	—	—	—	—	—	—

As at December 31, 2013	Level 1 Quoted Prices in Active Markets	Level 2 Other Observable Inputs	Level 3 Significant Unobservable Inputs	Total Fair Value	Netting (3)	Carrying Amount
Risk Management
Risk Management Assets
Current	$—	$71	$—	$71	$(15)	$56
Long-term	—	204	—	204	—	204
Risk Management Liabilities
Current	—	38	2	40	(15)	25
Long-term	—	—	5	5	—	5
Share Units Resulting from the Split Transaction
Encana Share Units Held by Cenovus Employees (1)	$—	$—	$—	$—	$—	$—
Cenovus Share Units Held by Encana Employees Accounts payable and accrued liabilities (2)	—	—	8	8	—	8

(1)	Encana share units held by Cenovus employees total 0.1 million with a weighted average exercise price of C$30.38 as at March 31, 2014 (3.9 million with a weighted average exercise price of C$29.06 as at December 31, 2013). Accordingly, the receivable from Cenovus and corresponding payable to Cenovus employees are negligible.
(2)	Payable to Cenovus.
(3)	Netting to offset derivative assets and liabilities where the legal right and intention to offset exists, or where counterparty master netting arrangements contain provisions for net settlement.

Encana Corporation	17	Notes to Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

17. Fair Value Measurements (continued)

The Company’s Level 1 and Level 2 risk management assets and liabilities consist of commodity fixed price contracts and basis swaps with terms to 2016. The fair values of these contracts are based on a market approach and are estimated using inputs which are either directly or indirectly observable at the reporting date, such as exchange and other published prices, broker quotes and observable trading activity.

Level 3 Fair Value Measurements

As at March 31, 2014, the Company’s Level 3 risk management assets and liabilities consist of power purchase contracts with terms to 2017. The fair values of the power purchase contracts are based on the income approach and are modelled internally using observable and unobservable inputs such as forward power prices in less active markets. The unobservable inputs are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

Changes in amounts related to risk management assets and liabilities are recognized in revenues and transportation and processing expense according to their purpose. Changes in amounts related to share units resulting from the Split Transaction are recognized in operating expense, administrative expense and capitalized within property, plant and equipment as described in Note 15.

A summary of changes in Level 3 fair value measurements for the three months ended March 31 is presented below:

			Share Units Resulting from
	Risk Management		Split Transaction
	2014	2013	2014	2013
Balance, Beginning of Year	$(7)	$(12)	$(8)	$(36)
Total gains (losses)	(1)	(10)	3	10
Purchases, issuances and settlements:
Purchases	—	—	—	—
Settlements	1	2	5	4
Transfers in and out of Level 3	—	—	—	—

Balance, End of Period	$(7)	$(20)	$—	$(22)

Change in unrealized gains (losses) related to assets and liabilities held at end of period	$(1)	$(9)	$—	$15

Quantitative information about unobservable inputs used in Level 3 fair value measurements is presented below:

			As at	As at
			March 31,	December 31,
	Valuation Technique	Unobservable Input	2014	2013
Risk Management—Power	Discounted Cash Flow	Forward prices ($/Megawatt Hour)	$50.50 - $54.25	$49.25 - $54.47

Share Units Resulting from the Split Transaction	Option Model	Cenovus share unit volatility	26.99%	27.75%

A 10 percent increase or decrease in estimated forward power prices would cause a corresponding $7 million ($7 million as at December 31, 2013) increase or decrease to net risk management assets. A five percentage point increase or decrease in Cenovus share unit estimated volatility would cause no increase or decrease (nil as at December 31, 2013) to accounts payable and accrued liabilities.

Encana Corporation	18	Notes to Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

18. Financial Instruments and Risk Management

A) Financial Instruments

Encana’s financial assets and liabilities are recognized in cash and cash equivalents, accounts receivable and accrued revenues, cash in reserve, accounts payable and accrued liabilities, risk management assets and liabilities and long-term debt.

B) Risk Management Assets and Liabilities

Risk management assets and liabilities arise from the use of derivative financial instruments and are measured at fair value. See Note 17 for a discussion of fair value measurements.

Unrealized Risk Management Position

	As at	As at
	March 31,	December 31,
	2014	2013
Risk Management Asset
Current	$9	$56
Long-term	173	204

	182	260

Risk Management Liability
Current	198	25
Long-term	39	5

	237	30

Net Risk Management Asset (Liability)	$(55)	$230

Commodity Price Positions as at March 31, 2014

	Notional Volumes	Term	Average Price	Fair Value
Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	2,138 MMcf/d	2014	4.18 US$/Mcf	$(169)
NYMEX Fixed Price	825 MMcf/d	2015	4.37 US$/Mcf	50
Basis Contracts (1)		2014-2016		38
Other Financial Positions				(2)

Natural Gas Fair Value Position				(83)

Crude Oil Contracts
Fixed Price Contracts
WTI Fixed Price	15.0 Mbbls/d	2014	95.82 US$/bbl	(8)
Basis Contracts (2)		2014-2015		43

Crude Oil Fair Value Position				35

Power Purchase Contracts
Fair Value Position				(7)

Total Fair Value Position				$(55)

(1)	Encana has entered into swaps to protect against widening natural gas price differentials between benchmark and regional sales prices. These basis swaps are priced using differentials determined as a percentage of NYMEX.
(2)	Encana has entered into swaps to protect against widening oil price differentials between Brent and WTI. These basis swaps are priced using fixed price differentials.

Encana Corporation	19	Notes to Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

18. Financial Instruments and Risk Management (continued)

B) Risk Management Assets and Liabilities (continued)

Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)		Unrealized Gain (Loss)
	Three Months Ended		Three Months Ended
	March 31,		March 31,
	2014	2013	2014	2013
Revenues, Net of Royalties	$(140)	$145	$(284)	$(386)
Transportation and Processing	(1)	(2)	(1)	1

Gain (Loss) on Risk Management	$(141)	$143	$(285)	$(385)

Reconciliation of Unrealized Risk Management Positions from January 1 to March 31

	2014		2013
	Fair Value	Total Unrealized Gain (Loss)	Total Unrealized Gain (Loss)
Fair Value of Contracts, Beginning of Year	$230
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	(426)	$(426)	$(242)
Fair Value of Contracts Realized During the Period	141	141	(143)

Fair Value of Contracts, End of Period	$(55)	$(285)	$(385)

C) Risks Associated with Financial Assets and Liabilities

The Company is exposed to financial risks including market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. Future cash flows may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

Commodity Price Risk

Commodity price risk arises from the effect fluctuations in future commodity prices may have on future cash flows. To partially mitigate exposure to commodity price risk, the Company has entered into various derivative financial instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors. The Company’s policy is to not use derivative financial instruments for speculative purposes.

Natural Gas—To partially mitigate natural gas commodity price risk, the Company uses contracts such as NYMEX-based swaps and options. Encana also enters into basis swaps to manage against widening price differentials between various production areas and various sales points.

Crude Oil—To help protect against widening crude oil price differentials between North American and world prices, the Company has entered into fixed price contracts and basis swaps.

Power—The Company has entered into Canadian dollar denominated derivative contracts to manage its electricity consumption costs.

Encana Corporation	20	Notes to Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

18. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Commodity Price Risk (continued)

The table below summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at March 31 as follows:

	2014		2013
	10% Price Increase	10% Price Decrease	10% Price Increase	10% Price Decrease
Natural gas price	$(385)	$385	$(541)	$533
Crude oil price	(29)	29	(48)	48
Power price	7	(7)	7	(7)

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio including credit practices that limit transactions according to counterparties’ credit quality. Mitigation strategies may include master netting arrangements, requesting collateral and/or transacting credit derivatives. The Company executes commodity derivative financial instruments under master agreements that have netting provisions that provide for offsetting payables against receivables. As at March 31, 2014, the Company had no significant collateral balances posted or received and there were no credit derivatives in place.

As at March 31, 2014, cash equivalents include high-grade, short-term securities, placed primarily with financial institutions and companies with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the U.S. or with counterparties having investment grade credit ratings.

A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at March 31, 2014, approximately 88 percent (87 percent as at December 31, 2013) of Encana’s accounts receivable and financial derivative credit exposures were with investment grade counterparties.

As at March 31, 2014, Encana had five counterparties (four counterparties as at December 31, 2013) whose net settlement position individually accounted for more than 10 percent of the fair value of the outstanding in-the-money net risk management contracts by counterparty. As at March 31, 2014, these counterparties accounted for 19 percent, 12 percent, 11 percent, 10 percent and 10 percent (24 percent, 14 percent, 14 percent and 13 percent as at December 31, 2013) of the fair value of the outstanding in-the-money net risk management contracts.

Liquidity Risk

Liquidity risk arises from the potential that the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages liquidity risk using cash and debt management programs.

The Company has access to cash equivalents and a range of funding alternatives at competitive rates through committed revolving bank credit facilities and debt capital markets. As at March 31, 2014, the Company had available unused committed revolving bank credit facilities totaling $4.2 billion which include C$3.5 billion ($3.2 billion) on a revolving bank credit facility for Encana and $999 million on a revolving bank credit facility for a U.S. subsidiary. The facilities remain committed through June 2018.

Encana also has unused capacity under a debt shelf prospectus for up to $4.0 billion, or the equivalent in foreign currencies, the availability of which is dependent on market conditions, to issue up to $4.0 billion of debt securities in the U.S. The debt shelf prospectus expires in June 2014.

The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

Encana Corporation	21	Notes to Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

18. Financial Instruments and Risk Management (continued)

C) Risks Associated with Financial Assets and Liabilities (continued)

Liquidity Risk (continued)

The Company minimizes its liquidity risk by managing its capital structure. The Company’s capital structure consists of shareholders’ equity plus long-term debt, including the current portion. The Company’s objectives when managing its capital structure are to maintain financial flexibility to preserve Encana’s access to capital markets and its ability to meet financial obligations and to finance internally generated growth as well as potential acquisitions. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, issue new shares, issue new debt or repay existing debt.

The timing of expected cash outflows relating to financial liabilities is outlined in the table below:

	Less Than 1 Year	1-3 Years	4-5 Years	6-9 Years	Thereafter	Total
Accounts Payable and Accrued Liabilities	$2,058	$—	$—	$—	$—	$2,058
Risk Management Liabilities	198	31	8	—	—	237
Long-Term Debt (1)	616	755	2,053	2,150	6,554	12,128

(1)	Principal and interest.

Foreign Exchange Risk

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S. and Canadian dollars can have a significant effect on the Company’s reported results. Encana’s financial results are consolidated in Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations is not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt and may also enter into foreign exchange derivatives. As at March 31, 2014, Encana had $5.4 billion in U.S. dollar debt issued from Canada that was subject to foreign exchange exposure ($5.4 billion as at December 31, 2013) and $0.9 billion in debt that was not subject to foreign exchange exposure ($1.7 billion as at December 31, 2013). There were no foreign exchange derivatives outstanding as at March 31, 2014.

Encana’s foreign exchange (gain) loss primarily includes unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and foreign exchange gains and losses on U.S. dollar denominated cash and short-term investments held in Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $48 million change in foreign exchange (gain) loss as at March 31, 2014 (2013—$50 million).

Interest Rate Risk

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt and may also enter into interest rate derivatives to partially mitigate effects of fluctuations in market interest rates. There were no interest rate derivatives outstanding as at March 31, 2014.

As at March 31, 2014, the Company had no floating rate debt. Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was nil (2013—nil).

Encana Corporation	22	Notes to Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

19. Commitments and Contingencies

Commitments

The following table outlines the Company’s commitments as at March 31, 2014:

	Expected Future Payments
(undiscounted)	2014	2015	2016	2017	2018	Thereafter	Total
Transportation and Processing	$709	$959	$878	$872	$833	$4,226	$8,477
Drilling and Field Services	234	100	70	41	36	34	515
Operating Leases	31	41	37	30	27	38	204

Total	$974	$1,100	$985	$943	$896	$4,298	$9,196

Contingencies

Encana is involved in various legal claims and actions arising in the course of the Company’s operations. Although the outcome of these claims cannot be predicted with certainty, the Company does not expect these matters to have a material adverse effect on Encana’s financial position, cash flows or results of operations. If an unfavourable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s consolidated net earnings or loss in the period in which the outcome is determined. Accruals for litigation and claims are recognized if the Company determines that the loss is probable and the amount can be reasonably estimated. The Company believes it has made adequate provision for such legal claims.

20. Subsequent Events

Preliminary Prospectus Filed

On April 14, 2014, Encana announced the filing of a preliminary prospectus and on April 30, 2014, the Company announced the filing of an amended and restated preliminary prospectus, qualifying the distribution of common shares of its wholly owned subsidiary, PrairieSky Royalty Ltd. (“PrairieSky”), which will be sold by Encana pursuant to the terms of an underwriting agreement (the “Offering”). Prior to closing of the Offering, PrairieSky will acquire from Encana a royalty business in exchange for common shares of PrairieSky under a Purchase and Sale Agreement (the “Agreement”). The royalty business assets to be acquired by PrairieSky comprise: (i) fee simple mineral title in lands prospective for petroleum, natural gas and certain other mines and minerals located predominantly in central and southern Alberta (the “Fee Lands”); (ii) lessor interests in and to leases that are currently issued in respect of certain Fee Lands; (iii) royalty interests, including overriding royalty interests, gross overriding royalty interests and production payments on lands located predominantly in Alberta; (iv) an irrevocable, perpetual licence to certain proprietary seismic data of Encana (the “Seismic Licence”); and (v) certain other related assets as set forth in the Agreement between PrairieSky and Encana.

As part of the Agreement, PrairieSky and Encana will enter into: (i) a Seismic Licence Agreement for which Encana will grant a Seismic Licence to PrairieSky; and (ii) Lease Issuance and Administration Agreements pursuant to which PrairieSky will issue leases to document Encana’s retention of its working interest in respect of certain Fee Lands and pursuant to which PrairieSky will receive royalties from Encana.

Upon completion of the Offering, Encana expects to retain control of and fully consolidate the results of operations and financial position of PrairieSky. Completion of the Offering is subject to, and conditional upon, the receipt of all necessary approvals, including regulatory approvals. The Offering is expected to close in late May 2014.

Acquisition

On May 7, 2014, Encana reached an agreement to acquire certain properties in the Eagle Ford resource play in Texas for approximately $3.1 billion. The acquisition date fair values of the assets acquired and the liabilities assumed will be determined upon completion of the transaction. The transaction is subject to the satisfaction of normal closing conditions, as well as regulatory approvals, and is expected to close by the end of the second quarter of 2014.

Divestitures

On May 12, 2014, Encana closed the sale of certain natural gas properties in the Jonah field in Wyoming to an affiliate of TPG Capital and received proceeds of approximately $1.8 billion, before closing adjustments. The reserves associated with the transaction exceed 25 percent of Encana’s U.S. cost centre. Accordingly, the Company will recognize a gain on divestiture.

Encana Corporation	23	Notes to Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$

First quarter report

for the period ended March 31, 2014

Notes to Condensed Consolidated Financial Statements (unaudited)

(All amounts in $ millions unless otherwise specified)

20. Subsequent Events (continued)

Divestitures (continued)

On April 29, 2014, Encana reached an agreement to sell certain properties in East Texas for approximately $530 million. The sale is subject to the satisfaction of normal closing conditions and is expected to close in the second quarter of 2014.

Debt Tender and Consent Solicitation

On April 28, 2014, pursuant to the Notice of Redemption issued on March 28, 2014, the Company redeemed the remaining principal amount of the 5.80 percent notes not tendered in the tender offer. Encana paid approximately $239 million in cash reflecting a $232 million principal debt repayment and $7 million of accrued and unpaid interest.

Encana Corporation	24	Notes to Condensed Consolidated Financial Statements
Prepared in accordance with U.S. GAAP in US$